Exhibit (a)(1)(C)

Form of E-mail Announcement of Offer to Exchange

Subject: CombinatoRx, Incorporated Offer to Exchange Certain Outstanding Stock Options for New Stock Options

Date: October 13, 2009

Dear CombinatoRx Employee:

We are pleased to announce that CombinatoRx, Incorporated (“CombinatoRx”) is officially commencing its Offer to Exchange Certain Outstanding Stock Options for New Stock Options (the “Exchange Program”) today, October 13, 2009. The offer and withdrawal rights will remain open until 5:00 p.m., Eastern Time, on November 10, 2009, unless the Exchange Program is extended by CombinatoRx’s board of directors. This Exchange Program is contingent upon (a) the approval by CombinatoRx’s stockholders of the Exchange Program and amendments to the CombinatoRx 2000 Stock Option Plan and the CombinatoRx Amended and Restated 2004 Incentive Plan, and (b) the closing of a proposed merger between CombinatoRx and Neuromed Pharmaceuticals Inc. (the “Neuromed Merger”). If the stockholders do not approve these proposals at CombinatoRx’s Annual Meeting of Stockholders scheduled for November 9, 2009, or if the Neuromed Merger is not consummated, CombinatoRx will terminate the Exchange Program and will not be able to accept any tendered option grants.

Participation in the Exchange Program is voluntary and you may only participate in the Exchange Program if you are an “eligible participant” and you hold “eligible options” (as these terms are defined in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options document). If the exercise price of a stock option that you chose to exchange is less than the higher of (1) $1.31 or (2) the closing price of CombinatoRx common stock on the NASDAQ Global Market for the business day on which the Exchange Program closes, then such stock option will not be deemed to be an eligible option and therefore will not be accepted by CombinatoRx for exchange. The complete terms and conditions of the exchange program are described in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options document (the “Offer to Exchange”). The Offer to Exchange is posted on the CombinatoRx intranet under “Stock Options”. The Offer to Exchange is also being delivered to your CombinatoRx mailbox in a large envelope displaying the CombinatoRx logo. We are including in the materials sent to you a Personnel Grant Status form which highlights stock options held by you with an exercise price greater than or equal to $1.31 per share on a grant-by-grant basis.

You should carefully review the Offer to Exchange and the other documents to which the Offer to Exchange refers you before making a decision on whether to participate in the Exchange Program. Please note that CombinatoRx cannot make recommendations or give advice as to whether you should participate in the Exchange Program. You should consult with your own advisors, including your tax, financial and legal advisors, before making any decision regarding the Exchange Program.

CombinatoRx has also filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, and the Offer to Exchange and other related materials have been filed as exhibits to that Schedule. These materials are available free of charge as www.sec.gov and on our website at www.combinatorx.com on the investors relations page under the “Financial Highlights” heading, and by contacting the Investors Relations department at 245 First Street, Third Floor, Cambridge, MA 02142, telephone 617-301-7000.

In order to participate in the Exchange Program, you must meet the criteria and follow the instructions set forth in the Exchange Program documents, including completing your election before 5:00 p.m., Eastern Time, on November 10, 2009 (or a later expiration date if CombinatoRx’s board of directors extends the offer).

If you have any questions about the Exchange Program, you can contact Jason Cole by e-mail at jcole@combinatorx.com or by telephone at 617-301-7000.